SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 001-32640

DHT HOLDINGS, INC.

(Translation of registrant’s name into English)

(Exact name of Registrant as specified in its charter)

26 New Street
St. Helier, Jersey JE2 3RA
Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

On March 19, 2012, DHT Holdings, Inc. (the “Company”) issued a press release announcing the terms of a $72.5 million backstopped equity offering and a $7.5 million concurrent private placement as well as its entry into an investment agreement with Anchorage Illiquid Opportunities Offshore Master III, L.P.  The Company also entered into a letter agreement with Anchorage Capital Group, L.L.C. on March 19, 2012.  A copy of the Company’s press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Attached hereto as Exhibit 10.1 is the investment agreement between the Company and Anchorage Illiquid Opportunities Offshore Master III, L.P., and it is incorporated herein by reference.

Attached hereto as Exhibit 10.2 is a letter agreement between the Company and Anchorage Capital Group, L.L.C., and it is incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

10.1	Investment Agreement dated March 19, 2012, between DHT Holdings, Inc. and Anchorage Illiquid Opportunities Offshore Master III, L.P.
10.2	Letter Agreement dated March 19, 2012, between DHT Holdings, Inc. and Anchorage Capital Group, L.L.C.
99.1	Press Release dated March 19, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: March 19, 2012	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer